UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

DITECH NETWORKS, INC.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

25500T108

(CUSIP Number)

MAY 18, 2012

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25500T108	Page 2 of 7 Pages

1.	Name of Reporting Persons Lacuna Hedge Fund LLLP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,408,276 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,408,276 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,408,276 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.3% (3)
12.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13G is filed by Lacuna Hedge Fund LLLP (“Lacuna Hedge”), Lacuna Hedge GP LLLP (“Lacuna Hedge GP”), and Lacuna, LLC (“Lacuna LLC” and, together with Lacuna Hedge and Lacuna Hedge GP, the “Lacuna Entities”). The Lacuna Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	These shares are held directly by Lacuna Hedge. Lacuna LLC serves as the sole general partner of Lacuna Hedge GP, which serves as the sole general partner of Lacuna Hedge. Neither Lacuna Hedge GP nor Lacuna LLC directly owns any securities of the Issuer. Lacuna Hedge GP and Lacuna LLC may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Lacuna Hedge but disclaim beneficial ownership thereof except to the extent of their pecuniary interest therein.
(3)	This percentage is calculated based upon 26,759,143 shares of the Issuer’s common stock outstanding as of February 29, 2012 as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended January 31, 2012 (Commission File No. 000-26209) filed with the Securities and Exchange Commission on March 13, 2012.

CUSIP No. 25500T108	Page 3 of 7 Pages

1.	Name of Reporting Persons Lacuna Hedge GP LLLP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,408,276 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,408,276 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,408,276 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.3% (3)
12.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13G is filed by Lacuna Hedge Fund LLLP (“Lacuna Hedge”), Lacuna Hedge GP LLLP (“Lacuna Hedge GP”), and Lacuna, LLC (“Lacuna LLC” and, together with Lacuna Hedge and Lacuna Hedge GP, the “Lacuna Entities”). The Lacuna Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	These shares are held directly by Lacuna Hedge. Lacuna LLC serves as the sole general partner of Lacuna Hedge GP, which serves as the sole general partner of Lacuna Hedge. Neither Lacuna Hedge GP nor Lacuna LLC directly owns any securities of the Issuer. Lacuna Hedge GP and Lacuna LLC may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Lacuna Hedge but disclaim beneficial ownership thereof except to the extent of their pecuniary interest therein.
(3)	This percentage is calculated based upon 26,759,143 shares of the Issuer’s common stock outstanding as of February 29, 2012 as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended January 31, 2012 (Commission File No. 000-26209) filed with the Securities and Exchange Commission on March 13, 2012.

CUSIP No. 25500T108	Page 4 of 7 Pages

1.	Name of Reporting Persons Lacuna, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,408,276 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,408,276 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,408,276 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.3% (3)
12.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13G is filed by Lacuna Hedge Fund LLLP (“Lacuna Hedge”), Lacuna Hedge GP LLLP (“Lacuna Hedge GP”), and Lacuna, LLC (“Lacuna LLC” and, together with Lacuna Hedge and Lacuna Hedge GP, the “Lacuna Entities”). The Lacuna Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	These shares are held directly by Lacuna Hedge. Lacuna LLC serves as the sole general partner of Lacuna Hedge GP, which serves as the sole general partner of Lacuna Hedge. Neither Lacuna Hedge GP nor Lacuna LLC directly owns any securities of the Issuer. Lacuna Hedge GP and Lacuna LLC may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Lacuna Hedge but disclaim beneficial ownership thereof except to the extent of their pecuniary interest therein.
(3)	This percentage is calculated based upon 26,759,143 shares of the Issuer’s common stock outstanding as of February 29, 2012 as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended January 31, 2012 (Commission File No. 000-26209) filed with the Securities and Exchange Commission on March 13, 2012.

CUSIP No. 25500T108	Page 5 of 7 Pages

Item 1(a)	Name of Issuer

Ditech Networks, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices

3099 North First Street

San Jose, CA 95134

Item 2(a)	Name of Person Filing

Lacuna Hedge Fund LLLP (“Lacuna Hedge”)

Lacuna Hedge GP LLLP (“Lacuna Hedge GP”)

Lacuna, LLC (“Lacuna LLC”)

Item 2(b)	Address of Principal Business Office or, if none, Residence

c/o Lacuna, LLC

1100 Spruce Street, Suite 202

Boulder, Colorado 80302

Item 2(c)	Citizenship

Lacuna Hedge and Lacuna Hedge GP are Delaware limited liability limited partnerships. Lacuna LLC is a Delaware limited liability company.

Item 2(d)	Title of Class of Securities

Common Stock, $0.001 par value

Item 2(e)	CUSIP Number

25500T108

Item 3

Not applicable.

Item 4	Ownership

Lacuna Entity	Shares Held Directly	Sole Voting Power	Shared Voting Power (1)	Sole Dispositive Power	Shared Dispositive Power (1)	Beneficial Ownership (1)	Percentage of Class (2)
Lacuna Hedge Fund LLLP	1,408,276	0	1,408,276	0	1,408,276	1,408,276	5.3%
Lacuna Hedge GP LLLP	0	0	1,408,276	0	1,408,276	1,408,276	5.3%
Lacuna, LLC	0	0	1,408,276	0	1,408,276	1,408,276	5.3%

(1)	These shares are held directly by Lacuna Hedge. Lacuna LLC serves as the sole general partner of Lacuna Hedge GP, which serves as the sole general partner of Lacuna Hedge. Neither Lacuna Hedge GP nor Lacuna LLC directly owns any securities of the Issuer. Lacuna Hedge GP and Lacuna LLC may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Lacuna Hedge but disclaim beneficial ownership thereof except to the extent of their pecuniary interest therein. These shares do not include 125,000 shares held by the Rawleigh Ralls Individual Retirement Account or 20,000 shares held by Richard O’Leary. Mr. Ralls and Mr. O’Leary are members of Lacuna, LLC.
(2)	This percentage is calculated based upon 26,759,143 shares of the Issuer’s common stock outstanding as of February 29, 2012 as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended January 31, 2012 (Commission File No. 000-26209) filed with the Securities and Exchange Commission on March 13, 2012.

CUSIP No. 25500T108	Page 6 of 7 Pages

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  ☐

Item 6	Ownership of More than Five Percent of Another Person

The members of Lacuna LLC have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held by Lacuna Hedge in accordance with their ownership interests in Lacuna LLC.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EXECUTED this 30th day of May, 2012.

LACUNA HEDGE FUND LLLP

By: Lacuna Hedge GP LLLP, its general partner
By: Lacuna, LLC, its general partner

By:	/s/ Wink Jones
Wink Jones, Managing Director

LACUNA HEDGE GP LLLP

By: Lacuna, LLC, its general partner

By:	/s/ Wink Jones
Wink Jones, Managing Director

LACUNA, LLC

By:	/s/ Wink Jones
Wink Jones, Managing Director

EXHIBIT INDEX

Exhibit No.

99.1	Agreement pursuant to 13d-1(k)(1) among Lacuna Hedge Fund LLLP, Lacuna Hedge GP LLLP and Lacuna, LLC.

Exhibit 99.1

AGREEMENT

Pursuant to Rule 13d-1(k)(l) promulgated pursuant to the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached Schedule 13G is being filed on behalf of each of the undersigned.

EXECUTED this 30th day of May, 2012.

LACUNA HEDGE FUND LLLP

By:	Lacuna Hedge GP LLLP, its general partner
By:	Lacuna, LLC, its general partner

	By:	/s/ Wink Jones
Wink Jones, Managing Director

LACUNA HEDGE GP LLLP

By:	Lacuna, LLC, its general partner

	By:	/s/ Wink Jones
Wink Jones, Managing Director

LACUNA, LLC

	By:	/s/ Wink Jones
Wink Jones, Managing Director